Raymond Sadowski
Senior Vice President
Chief Financial Officer
December 4, 2008
Ms. Mary Beth Breslin
Senior Attorney
United States Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street, N.W.
Washington, DC 20549

Re:	Avnet, Inc.
Form 10-K for the fiscal year ended June 28, 2008
Filed August 27, 2008
File No. 001-04224
Dear Ms. Breslin:
Attached please find our responses to the comments, dated November 26, 2008, of the staff of the Securities and Exchange Commission on the above referenced filings for Avnet, Inc. As requested, we have tried to be as detailed as necessary in each of our responses with supplemental information provided as requested and as necessary to help explain the nature of our disclosures. For the staff’s convenience, we have included the staff’s original comment with each of our responses.
We acknowledge that Avnet, Inc. is responsible for the adequacy and accuracy of the disclosure in our filings and that the staff’s comments, or changes to disclosure in response to the staff’s comments, do not foreclose the Commission from taking any action with respect to the filings reviewed by the staff. Furthermore, we acknowledge that Avnet, Inc. may not assert the staff’s comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
If any of our responses require further explanation, please do not hesitate to contact me at (480) 643-7764. You may alternatively contact Heather Piraino, Director of External Reporting and Corporate Accounting, at (480) 643-7510, or Jun Li, Assistant General Counsel, at (480) 643-7198.
We look forward to working with you in completion of your review of the above referenced filing.
Very truly yours,

Raymond Sadowski
Senior Vice President,
Chief Financial Officer and
Principal Accounting Officer

Avnet, Inc.: Form 10-K for the fiscal year ended June 28, 2008
Disclosure Controls and Procedures, page 36
COMMENT:
1.	We note your disclosure that your chief executive officer and chief financial officer concluded that your “disclosure controls and procedures are effective such that material information required to be disclosed by [you] in the reports that [you] file or submit is recorded, processed, summarized and reported, within the time periods specified by the Securities and Exchange Commission’s rules and forms relating to [you].” If you elect to include any qualifying language as to the effectiveness conclusion, in your future filings such language should include, at a minimum, but only if true, that your officers concluded that your disclosure controls and procedures are effective to ensure that information required to be disclosed by you in reports that you file or submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in Securities and Exchange Commission rules and forms and is accumulated and communicated to your management, including your principal executive officer and principal financial officer, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure. See Exchange Act Rule 13a-15(e). Alternatively, if true, your disclosure could simply indicate that your officers determined that your “disclosure controls and procedures are effective” without any further qualifications or attempts to define those disclosure controls and procedures.
RESPONSE:
In future filings, our disclosure will either simply state without any qualification that our officers (i.e., CEO and CFO) determined that “Avnet’s disclosure controls and procedures are effective” or, alternatively, include the additional language identified in the staff’s comment (bolded above).
Compensation Discussion and Analysis, page 19 of Schedule 14A
COMMENT:
2.	We note that the Compensation Discussion and Analysis provides little discussion of the impact that individual performance has on executive compensation. For example, we note your disclosure that the “critical performance factors” developed for executive officers “are not a key part of the establishment of the executive officer’s compensation.” In future filings, please provide specific disclosure and analysis of how individual performance contributes to actual compensation for named executive officers. For example, please disclose those elements of individual performance, both quantitative and qualitative, and individual contributions that the compensation committee considers in its evaluation. Please see Item 402(b) of Regulation S-K.
RESPONSE:
In future filings, we will provide specific disclosure and analysis of how individual performance contributes to actual compensation for named executive officers.

COMMENT:
3.	The compensation discussion and analysis should be sufficiently precise to identify material differences in compensation policies with respect to individual named executive officers. Refer to Section II.B.1 of Release No. 33-8732A. We note the disparity between your chief executive officer’s compensation and that of the other named executive officers. In future filings, please provide a more detailed discussion of how and why your chief executive officer’s compensation differs from that of the other named executive officers. The discussion should address the differences in base salary and grants of performance shares, stock options and non-equity incentive plan compensation.
RESPONSE:
In future filings, we will provide a more detailed discussion of how and why Avnet’s chief executive officer’s compensation differs from that of the other named executive officers with respect to the base salary, the non-equity incentive plan compensation and grants of performance shares and other forms of equity compensation.
Exhibits 31.1 and 31.2
COMMENT:
4.	We note that the identification of the certifying individual at the beginning of the certification required by Exchange Act Rule 13a-14(a) also includes the title of the certifying individual. In future filings, the identification of the certifying individual at the beginning of the certification should be revised so as not to include the individual’s title.
RESPONSE:
In future filings, we will remove the individual’s title at the beginning of the certification so that the individual’s title will appear only at the signature block of the certification.
Consolidated Financial Statements
Note 7, External Financing, page 57
COMMENT:
5.	We see that you may be required to repurchase the $300 million 2% notes on March 15, 2009. Please tell us how you determined that the notes should not be classified as a current liability in the balance sheet. We refer to Chapter 3A of ARB 43, which indicates that the current liability classification is also intended to include obligations that by their terms are due on demand or will be due on demand within one year (or operating cycle, if longer) from the balance sheet date, even though liquidation may not be expected within that period.
RESPONSE:
We continue to classify the $300 million 2% Notes (the “Notes”) as a long term liability in accordance with FASB Statement No. 6, “Classification of Short-term Obligations Expected to Be Refinanced, an amendment of ARB No. 43, Chapter 3A” (“SFAS 6”). SFAS 6 provides that if a company has the intent and ability to refinance a short-term obligation on a long term basis, then it is appropriate to classify the short-term obligation as a long term liability. Set out below is the specific accounting literature that forms the basis for our conclusion that the notes in question should continue to be classified as a long-term liability.
Chapter 3A of ARB 43 indicates that current liability classification is intended for obligations due on demand; however, paragraph 7 of Chapter 3A also states, “Short term obligations that are expected to be refinanced on a long-term basis, including those callable obligations discussed herein, shall be classified in accordance with FASB Statement No. 6 . . .” In order to characterize a short-term obligation, such as the Notes, as a long-term liability under SFAS 6, certain conditions must be met which are described in paragraphs 10 and 11 of SFAS 6. These paragraphs, as quoted from SFAS 6, are presented below in bold followed by indented paragraphs that provide a discussion of why management believes the Company meets each of the conditions.
10. The enterprise intends to refinance the obligation on a long-term basis.
In light of the current and anticipated conditions in the credit markets, management is not optimistic about the prospects of refinancing the Notes, in the event that the Company is required to repurchase the Notes commencing on March 15, 2009, by accessing the public debt market on terms favorable or acceptable to the Company. Instead, management believes that the Company’s existing syndicated bank credit facility which has an expiry date in September 2012 (the “Credit Agreement”) offers more favorable pricing terms and, therefore, intends to refinance the Notes by drawing down on the Credit Agreement should the Company be required to repurchase the Notes on March 15, 2009.
11. The enterprise’s intent to refinance the short-term obligation on a long-term basis is supported by an ability to consummate the refinancing demonstrated in either of the following ways:
a. Post-balance-sheet-date issuance of a long-term obligation or equity securities. After the date of an enterprise’s balance sheet but before that balance sheet is issued, a long-term obligation or equity securities2 [footnote omitted] have been issued for the purpose of refinancing the short-term obligation on a long-term basis; or
The Company does not meet the criteria of clause a.
b. Financing agreement. Before the balance sheet is issued, the enterprise has entered into a financing agreement that clearly permits the enterprise to refinance the short-term obligation on a long-term basis on terms that are readily determinable, and all of the following conditions are met:
The Company meets the criteria of clause b. The Credit Agreement specifically allows for the refinancing of the Notes by drawing down on the Credit Agreement.
(i) The agreement does not expire within one year (or operating cycle—see paragraph 2) from the date of the enterprise’s balance sheet and during that period the agreement is not cancelable by the lender or the prospective lender or investor (and obligations incurred under the agreement are not callable during that period) except for violation of a provision3 with which compliance is objectively determinable or measurable.4
3 For purposes of this Statement, violation of a provision means failure to meet a condition set forth in the agreement or breach or violation of a provision such as a restrictive covenant, representation, or warranty, whether or not a grace period is allowed or the lender is required to give notice.
4 Financing agreements cancelable for violation of a provision that can be evaluated differently by the parties to the agreement (such as “a material adverse change” or “failure to maintain satisfactory operations”) do not comply with this condition.
The Company meets the criteria in (i). The Credit Agreement expires in September 2012 and the Credit Agreement does not contain subjective cancellation provisions.
(ii) No violation of any provision in the financing agreement exists at the balance-sheet date and no available information indicates that a violation has occurred thereafter but prior to the issuance of the balance sheet, or, if one exists at the balance-sheet date or has occurred thereafter, a waiver has been obtained.
The Company meets the criteria in (ii). There have been no violations of any provision in the Credit Agreement.
(iii) The lender or the prospective lender or investor with which the enterprise has entered into the financing agreement is expected to be financially capable of honoring the agreement.
The Company meets the criteria in (iii). Based upon publicly available information and communications with Bank of America, N.A., the administrative agent of the syndicate of banks party to the Credit Agreement, the Company has no reason to believe that the participating banks will be unable to perform under the Credit Agreement.
In addition, paragraph 15 of SFAS 6 requires the notes to the financial statements to include a general description of the financing agreement to be used as a result of a refinancing. The Company has included a description of the Credit Agreement in Note 7 in the Form 10-K. Specifically, the Company discloses in the Form 10-K that the Credit Agreement provides for up to $500 million of borrowings and that as of the end of fiscal 2008 (June 28, 2008), there was outstanding under the Credit Agreement $19.7 million of borrowings and $24.3 million of letters of credit. In future filings, the Company will make a more explicit disclosure regarding its intent and ability to refinance the Notes using additional borrowings under the existing Credit Agreement.